Mail Stop 6010

September 11, 2006

Via U.S. Mail and Facsimile to +33(0) 47215 3144

Thierry Turbant
Chief Financial Officer
EDAP TMS S.A.
Parc d'Activites la Poudrette-Lamartine
4/6, rue du Dauphine
69120 Vaulx-en-Velin, France

      Re: **EDAP TMS S.A.**
            Form 20-F/A for the Fiscal Year Ended December 31, 2005
            Filed August 22, 2006
            File No. 000-29374

Dear Mr. Turbant:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A filed August 22, 2006

Item 15. Controls and Procedures, page 59

1.   We note your disclosure that your principal executive officer and principal
        financial officer have evaluated your disclosure controls and procedures as of a
        date "within 90 days before the date of your annual report". Please confirm
        management's conclusion regarding the effectiveness of your disclosure controls
        and procedures was made *as of the end of the period covered by the annual report*
        and revise your future filings to disclose this fact, if true. Refer to Item 307 of
        Regulation S-K and Part III.F of Management's Reports on Internal Control Over
        Financial Reporting and Certification of Disclosure in Exchange Act Periodic
        Reports, Release No. 33-8238, available on our website at
        www.sec.gov/rules/final/33-8238.htm.

2.   We note your disclosure that management has concluded that your disclosure
        controls and procedures are effective "to ensure that information required to be
        disclosed in the reports we file and submit under the Exchange Act is recorded,
        processed, summarized and reported as and when required." The language that is
        currently included after the word "effective" in your disclosure appears to be
        superfluous, since the meaning of "disclosure controls and procedures" is
        established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish
        to eliminate this language, please revise so that the language that appears after the
        word "effective" is substantially similar in all material respects to the language
        that appears in the entire two-sentence definition of "disclosure controls and
        procedures" set forth in Rule 13a-15(e). Please revise future filings to comply.

Audited Consolidated Financial Statements, page 65

Consolidated Statements of Income, page F-3

3.   Revenue and the related cost of sales from rental or service arrangements that
        account for more than 10% of net sales should be separately presented on the face
        of this statement. Please revise future filings as necessary to separately present the
        revenues and related costs of sales from tangible goods, services and rentals on
        your consolidated statements of income. Please refer to Rule 5-03(b)(1) and Rule
        5-03(b)(2) of Regulations S-X.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant